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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 1, 2018

W. P. Carey Inc.
(Exact Name of Registrant as Specified in its Charter)

Maryland
(State or Other Jurisdiction of Incorporation)

001-13779 (Commission File Number)	45-4549771 (IRS Employer Identification No.)
50 Rockefeller Plaza, New York, NY (Address of Principal Executive Offices)	10020 (Zip Code)

Registrant's telephone number, including area code: (212) 492-1100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01    Other Events.

        On June 17, 2018, W. P. Carey Inc. ("W. P. Carey" or the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Corporate Property Associates 17 – Global Incorporated ("CPA:17"), CPA17 Merger Sub LLC, an indirect subsidiary of W. P. Carey ("Merger Sub"), and, for the limited purposes set forth therein, Carey Asset Management Corp. ("CAM"), W. P. Carey & Co. B.V. and W. P. Carey Holdings, LLC, each an indirect subsidiary of W. P. Carey, and CPA:17 Limited Partnership, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, CPA:17 will merge with and into Merger Sub, with Merger Sub surviving the merger as an indirect wholly-owned subsidiary of W. P. Carey (the "Merger").

        In connection with the proposed Merger, this Current Report on Form 8-K is being filed by the Company to provide certain (i) CPA:17 Historical Audited Financial Statements as of December 31, 2017 and December 31, 2016 and for the three years in the period ended December 31, 2017 (Exhibit 99.1), (ii) CPA:17 Quarterly Unaudited Financial Statements as of June 30, 2018 and for the three and six months ended June 30, 2018 (Exhibit 99.2), and (iii) Pro Forma Financial Information of W. P. Carey Inc. as of, and for, the six months ended June 30, 2018, and for the year ended December 31, 2017 (Exhibit 99.3).

Cautionary Statement Concerning Forward-Looking Statements

        Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of the Company and can be identified by the use of words such as "may," "will," "should," "would," "will be," "will continue," "will likely result," "believe," "project," "expect," "anticipate," "intend," "estimate" and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding: the anticipated benefits of the Merger; our ability to close the proposed Merger; the impact of the proposed Merger on our earnings and on our credit profile; the strategic rational and transaction benefits of the proposed Merger; capital markets, including our credit ratings and our ability to sell shares under our "at-the-market" program and the use of proceeds from that program; our expected range of Adjusted funds from operations ("AFFO"), including the impact on AFFO as a result of the proposed Merger; the amount and timing of any future dividends; statements regarding our corporate strategy and estimated or future economic performance and results, including our projected assets under management, underlying assumptions about our portfolio (e.g., occupancy rate, lease terms, and tenant credit quality, including our expectations about tenant bankruptcies and interest coverage), possible new acquisitions and dispositions, and our international exposure and acquisition volume; our future capital expenditure levels, including any plans to fund our future liquidity needs, and future leverage and debt service obligations; our capital structure; the outlook for the investment programs that we manage, including their earnings, as well as possible liquidity events for those programs (including the proposed Merger); statements that we make regarding our ability to remain qualified for taxation as a real estate investment trust and the recently adopted Tax Cuts and Jobs Act in the United States; the impact of recently issued accounting pronouncements; other regulatory activity, such as the General Data Protection Regulation in the European Union or other data privacy initiatives; and the general economic outlook.

        These statements are based on the current expectations of our management. It is important to note that our actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on our business, financial condition, liquidity, results of operations, AFFO, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties, and other factors that may materially affect our future results, performance, achievements, or transactions. Information on factors that could impact actual results and cause them to differ from what is anticipated in the forward-looking statements contained herein is included in our filings with the Securities and Exchange Commission (the "SEC") from time to time, including, but not limited to those described in Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 23, 2018, and subsequent Quarterly Reports on Form 10-Q. Moreover, because we operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Given these risks and uncertainties, potential investors are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this presentation, unless noted otherwise. Except as required by federal securities laws and the rules and regulations of the SEC, we do not undertake to revise or update any forward-looking statements.

Additional Information and Where to Find it:

        This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws. W. P. Carey has filed a Registration Statement on Form S-4 and mailed the Joint Proxy Statement/Prospectus and other relevant documents to its security holders in connection with the proposed Merger on or around September 4, 2018.

        WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY W. P. CAREY AND CPA:17 IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA:17 AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

        Investors will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC's website (http://www.sec.gov). In addition, these materials will also be available free of charge by accessing W. P. Carey's website (http://www.wpcarey.com) or by accessing CPA:17's website (http://www.cpa17global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA:17 with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

Participants in the Proxy Solicitation:

        Information regarding W. P. Carey's directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 3, 2018 in connection with its 2018 annual meeting of stockholders, and information regarding CPA:17's directors and executive officers is available in its proxy statement filed with the SEC by CPA:17 on April 20, 2018 in connection with its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC when they become available.

Item 9.01    Financial Statements and Exhibits

(d)
Exhibits

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP
99.1	Audited financial statements of CPA:17 as of December 31, 2017 and December 31, 2016 and for the three years in the period ended December 31, 2017
99.2	Unaudited quarterly financial information of CPA:17 as of June 30, 2018 and for the three and six months ended June 30, 2018
99.3	Unaudited pro forma consolidated financial information of W. P. Carey Inc. as of and for the six months ended June 30, 2018, and for the year ended December 31, 2017

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 1, 2018

W. P. Carey Inc.
By:	/s/ TONIANN SANZONE ToniAnn Sanzone Chief Financial Officer

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  Item 8.01 Other Events .
  Item 9.01 Financial Statements and Exhibits
SIGNATURES